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TOTAL S.A.
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Canada: The Surmont Oil Sands Project Produces
First Commercial Oil
Paris, December 11, 2007 — Total announces the start-up of commercial production in the first phase of the Surmont Project today in Canada. The Surmont lease is located about 60 kilometres southeast of Fort McMurray in Alberta’s oil sands. Total holds a 50% interest in the project, which is operated by ConocoPhillips.
Phase One of the project has a capacity of 25,000 barrels per day and it is expected to reach plateau production by 2012. Phase One development will be followed by Phase Two, which is slated for commercial start-up before the middle of the next decade. Phase Two will reach plateau production of 75,000 barrels per day, bringing production for both phases of Surmont to approximately 100,000 barrels per day. Future phases at Surmont are also under study.
The initial Surmont pilot project began in 1997. In 2003, the partnership decided to launch the first phase of commercial development at Surmont using Steam Assisted Gravity Drainage (SAGD). SAGD is a method that involves the injection of steam deep into the oil sands. The steam melts the bitumen, which is then recovered in its liquid state and pumped to the surface for further processing. First steam was injected into the ground in June 2007 during Phase One, resulting in the first commercial production announced today.
Total is also the operator of the Joslyn Lease with a 74% interest. The project will be mainly developed using surface mining technologies in two phases of 100,000 barrels per day each. A limited portion of the lease is already on stream using SAGD technology. The Group announced in November 2006 the first commercial oil. The production potential of the surface mining phases and of SAGD technology is currently estimated to 230 000 barrels per day.
Total’s share of the aggregate production from Surmont and Joslyn should reach more than 250,000 barrels per day in the next decade.
In addition, the Group has initiated the process to build an upgrader in Strathcona County, in the Edmonton area. Phase one of the Total Upgrader should produce 150,000 barrels of bitumen and could be commissioned before 2015. Phase Two should increase total bitumen processing capacity to over 200,000 barrels per day.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com